LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 46 48 15 11 Fax +370 5 212 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar – State Land Cadastre and Register (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25

28-10-2003 No. 29

03032980

SUPPL

03 OCT 29 AM 7:21

No. of pages: 1+9

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Lietuvos Telekomas' Group Results for the Third Quarter of 2003"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D.Džiaugys

Darius Džiaugys
Senior Specialist Investor Relations

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/30

Encl.: 1. Announcement (1 page)
2. Press Release (8 page)

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register 2121543, Savanoriu ave. 28,
(company type of the Issuer, name, company register code, address)
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service

3. On 28 October 2003, the Board of AB Lietuvos Telekomas approved unaudited financial
(description of the material event and the date of material event)
statements of AB Lietuvos Telekomas' Group for the third quarter and the nine months of 2003 prepared according to International Accounting Standards.

Lietuvos Telekomas' Group revenue for the third quarter of 2003 amounted to LTL 197 million (LTL 204 million for the second quarter of 2003). The total revenue for the nine months amounted to LTL 605 million (LTL 729 million a year ago).

Operating expenses for the third quarter of 2003 decreased to LTL 97 million. (LTL 108 million for the second quarter of 2003). The total operating expenses for the nine months amounted to LTL 308 million (LTL 340 million a year ago).

EBITDA margin for July-September of 2003 was 50.6 per cent and overall EBITDA margin for the nine months of 2003 stood at 49.2 per cent.

In the third quarter of 2003, Lietuvos Telekomas' Group revaluated all of its assets and, as a result of this revaluation, an impairment charge of LTL 41.5 million was reflected in the profit (loss) statement of the Group.

Comparable net profit (excluding the impairment charge) for the third quarter of 2003 was LTL 7 million and for the nine months of 2003 it was LTL 8 million, while actual result (including the impairment charge) for the third quarter of 2003 was a loss of LTL 28 million and for the nine months - a loss of LTL 27 million.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Jan-Erik Elserius, Chief Financial Officer and Director of Finance Department
(name, surname and office phone numbers of person, authorised by the Issuer to provide additional information about
tel. + 370 5 236 76 03
material event)

6. General Manager Kjell-Ove Blom .... 28 October 2003
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

LIETUVOS TELEKOMAS

PRESS RELEASE
28-10-2003

Lietuvos Telekomas' Group Results for the Third Quarter of 2003

AB Lietuvos Telekomas and its subsidiary companies (Lietuvos Telekomas' Group) announce its unaudited consolidated financial statements for the third quarter and nine months of 2003 prepared according to International Accounting Standards.

Highlights

- Lietuvos Telekomas' Group revenue for the third quarter of 2003 amounted to LTL 197 million (LTL 204 million for the second quarter of 2003). The total revenue for the nine months amounted to LTL 605 million (LTL 729 million a year ago).
- Marketing activities taken during the third quarter of 2003 have resulted in reduction of net loss of main lines in service from 12,800 lines per month during the first half of 2003 to 4,000 lines during September. As of 30 September 2003, number of main lines in service was 836 thousand.
- Operating expenses for the third quarter of 2003 decreased to LTL 97 million. (LTL 108 million for the second quarter of 2003). The total operating expenses for the nine months amounted to LTL 308 million (LTL 340 million a year ago).
- EBITDA margin for July-September of 2003 was 50.6 per cent and overall EBITDA margin for the nine months of 2003 stood at 49.2 per cent.
- In the third quarter of 2003, Lietuvos Telekomas' Group revaluated all of its assets and, as a result of this revaluation, an impairment charge of LTL 41.5 million was reflected in the profit (loss) statement of the Group.
- Comparable net profit (excluding the impairment charge) for the third quarter of 2003 was LTL 7 million and for the nine months of 2003 it was LTL 8 million, while actual result (including the impairment charge) for the third quarter of 2003 was a loss of LTL 28 million and for the nine months - a loss of LTL 27 million.
- Net cash flow after investment activities for the nine months' period amounted to LTL 233 million (LTL 182 million a year ago). During the period cash and cash equivalents increased by LTL 68 million.

Group's Key Financial Figures (in thousand of litas)

	Third Quarter			Nine months		
	2003	*2003 (a)*	2002	2003	*2003 (a)*	2002
Revenue	197,488	*197,488*	237,654	605,402	*605,402*	729,168
Operating expenses	97,479	*97,479*	106,825	307,817	*307,817*	339,712
EBITDA	100,009	*100,009*	130,829	297,585	*297,585*	389,456
EBITDA margin (%)	50.6	*50.6*	55.1	49.2	*49.2*	53.4
Depreciation, amortisation and impairment charge	127,394	*85,894*	93,732	306,494	*264,994*	289,665
Gain on sales of investment	--	--	—	--	--	7,016
Operating profit (EBIT)	-27,385	*14,115*	37,097	-8,909	*32,591*	106,807
EBIT margin (%)	-13.9	*7.1*	15.6	-1.5	*5.4*	14.6
Financial activities, net	-5,849	*-5,849*	-8,274	-21,859	*-21,859*	-29,037
Profit before tax	-33,026	*8,474*	28,976	-30,204	*11,296*	77,941
Net profit	-28,126	*7,129*	20,700	-26,962	*8,293*	59,226
Net profit margin (%)	-14.2	*3.6*	8.7	-4.5	*1.4*	8.1
Earnings per share (LTL)	-0.036	*0.009*	0.027	-0.035	*0.011*	0.076
Number of shares (in thous.)	776,818	*776,818*	776,818	776,818	*776,818*	776,818

NOTES: (a) Profit (loss) statement, excluding the impairment charge of LTL 41.5 million.
1 US$ = 3.0133 LTL, 1 € = 3.4528 LTL (30 September 2003)

Kjell-Ove Blom, General Manager of AB Lietuvos Telekomas, has made the following comments on the results for the third quarter and nine months of 2003:

"To become more competitive we started to restructure our tariffs during the third quarter of 2003. It is so far very encouraging to notice a substantial change in customers' perception of the Company, shown among other things by fewer customers leaving us and more customers joining us compared to earlier quarters. We can also notice an increase in usage of services that to a certain extent offsets the lowered revenue due to lower prices"

"In spite of lower revenue the Company has managed to keep a high level of efficiency," stressed Jan-Erik Elserius, Chief Financial Officer of AB Lietuvos Telekomas. "The EBITDA margin was around 50 per cent. The cash flow continues to be strong and the Company is financially in a very good condition with a "gearing" ratio of 10 per cent."

Revenue

The total consolidated Group's revenue in the third quarter of the year 2003 decreased by LTL 6.5 million or 3.2 per cent compared with the total revenue for the second or first quarter of the current year. Usually, the revenue for July-September is influenced by lower activity of business customers during the summer time.

Revenue from fixed-line telephony services for the third quarter of 2003 compared with the revenue for the second quarter of 2003 decreased by 2.7 per cent, exactly at the same pace as the number of main lines in service. During July – September the number of main lines in service (net after disconnections and new connections) decreased by 23.5 thousand or 2.7 per cent. The number of disconnected lines during the third quarter was lower than in the previous quarters and amounted to 33.6 thousand (41.8 thousand for the second quarter of 2003). Number of newly installed lines was above 10 thousand (8.5 thousand for the second quarter).

Revenue from fixed-line telephony services for nine months of 2003, compared with the same period a year ago, decreased by 25 per cent, while number main lines used in services declined by 16 per cent (from 995 thousand to 836 thousand). It should be noted that during the year (comparing with 30 September 2002) almost all tariffs for fixed-line telephony services were reduced significantly: tariffs for calls from Lietuvos Telekomas' fixed-line network to mobile networks of Omnitel and Bite GSM were cut almost by half, tariffs for international calls to most popular destination went down by around 30 per cent. From 1 September 2003 the Company reduced off-peak tariffs for local calls by 63 per cent to 0.03 litas and long distance domestic calls by 70 per cent to 0.09 litas. The new line installation fee from 1 September until the end of the year 2003 is reduced from 250 to 1 litas.

Breakdown of the Groups' revenue (reclassified in the first quarter of 2003, in thousand of litas)

	Third Quarter		Change	Nine months		Change
	2003	2002		2003	2002	
Fixed-line Telephony Services	147,919	196,378	-24.7%	458,530	610,970	-25.0%
Internet and Data Communication Services	33,120	29,587	11.9%	98,320	88,932	10.6%
Other Services	16,449	11,689	40.7%	48,552	29,266	65.9%
Total	197,488	237,654	-16.9%	605,402	729,168	-17.0%

As of 30 September 2003, the number of subscribers using one of the payment plans reached 357 thousand (308 thousand as of 30 June 2003) representing 43 per cent of all main lines in service. From July, the Company is offering the Minimum payment plan that provides customers with 23 free minutes of local and long-distance calls for a basic monthly subscription fee of 23 litas. In August, Lietuvos Telekomas launched a new *Country* payment plan for business customers. From October, the users of the new international calls payment plan, *World*, will make calls to fixed-line networks of the U.S.A. and EU countries at only 0.49 litas per minute (around 35 per cent of the price one year ago).

During the third quarter the Company continued to reduce its tariffs. In July, Lietuvos Telekomas cut its international call tariffs to 11 countries by up to 52 per cent. In September, the Company reduced its part of the tariff for calls from fixed-line to all Lithuanian mobile networks. Therefore the off-peak time tariff was reduced by 41 per cent. Also, Lietuvos Telekomas and Bite GSM reached an agreement to reduce the interconnection fee, so end-user's tariffs for calls from Lietuvos Telekomas' network to the mobile network of Bite GSM were reduced by nearly a third. Lower tariffs for calls from fixed to mobile networks resulted in an increase of the fixed-to-mobile traffic.

Revenue from internet and data communication (including leased lines) services for the third quarter remained almost at the same level as for the second quarter of 2003. During the third quarter the Company continued to put its best efforts in making the access to the internet more affordable to a wider range of the population. From 1 September 2003, Internet dial-up service, *Atviras Takas*, off-peak time tariff was reduced by 77 per cent. Also, the Company improved offers to the subscribers of the DSL-based technology internet access services without changing the service price. Now the subscribers of *Takas iD* are provided with twice as much free hours of internet access and *DSL Takas* users are offered a two times higher download rate. In September, Lietuvos Telekomas also offered a new ADSL technology-based internet service package for business customers, *DSL Takas 40*.

Compared with the nine months of 2002, an increase in the revenue from other services during the nine months of 2003 was mainly driven by growing activities of the largest subsidiary of Lietuvos Telekomas, UAB Comliet Group, in the area of construction and maintenance of telecommunications and low voltage networks. A noticeable contribution came from IT infrastructure services provided by UAB Baltijos Informaciniu Duomenu Valdymo Centras that started its activities in June 2002.

Expenses

The total operating expenses for the nine months of 2003 went down by 9.4 per cent over the total operating expenses for the nine months of 2002, in spite of additional employee redundancy expenses and provisions of LTL 15.6 million incurred during January - September of 2003. During the third quarter of 2003 Lietuvos Telekomas' Group continued to downsize the number of staff. As of 30 September 2003 the total number of employees (headcounts) was 3,693 (30 June 2003: 4,064) and the number of employees recalculated into the equivalent of full-time employees was 3,531 (30 June 2003: 3,913). In June, the Board of AB Lietuvos Telekomas decided that the number of equivalent full-time employees should stand at 3,400 by the end of 2003.

Regulation of the number of employees allowed the Company to maintain its high efficiency. As of 30 September 2003, the number of main lines per one full-time employee in the core business was 275, while a year ago this figure stood at 255.

Due to lower revenue level EBITDA for the third quarter of 2003 amounted to LTL 100 million, a decrease by 23.6 per cent compared with EBITDA for the third quarter of 2002, but still EBITDA margin for the third quarter of 2003 was 50.6 per cent. EBITDA (including the total redundancy expenses of LTL 15.6 million) for the nine months of 2003 was LTL 298 million (LTL 389 million a year ago) and EBITDA margin stood at 49.2 per cent.

Impairment charge

In the third quarter of 2003, Lietuvos Telekomas' Group revaluated all of its assets (including buildings, telecommunication equipment, plants and other property) in order to show the real value of its assets. As a result of this revaluation, the real value of the Group's buildings was reduced by LTL 10 million (difference between market value and book value of the buildings) and the effective value of the Group's other assets (their ability to generate revenue) was reduced by LTL 31.5 million. Overall, Lietuvos Telekomas' Group showed an impairment charge of LTL 41.5 million in its profit (loss) statement.

Net Result

Due to the additional impairment charge of LTL 41.5 million, the Company's operating profit for the third quarter and nine month of 2003 was negative, in spite of reduced depreciation and amortisation charges by 8.5 per cent compared with the same periods a year ago. Comparable operating profit (excluding the impairment charge) for July - September 2003 was LTL 14 million and comparable operating profit for the nine months of

2003 was LTL 33 million. The financial activities expenses compared with the same periods of 2002 went down by 29.3 per cent for the third quarter of 2003 and 24.7 per cent for the nine months of 2003.

As a result, the actual profit before profit tax for the third quarter of 2003 was a loss of LTL 33 million (comparable profit before profit tax was LTL 8 million) and profit before profit tax for January - September of 2003 was negative too and amounted to LTL 30 million (comparable profit before profit tax was LTL 11 million).

Impairment charge had a positive effect on profit tax calculation, therefore actual net loss for the third quarter and nine months of 2003 was LTL 28 million and LTL 27 million, respectively. Comparable net profit (excluding impairment charge) amounted to LTL 7 million and LTL 8 million for the third quarter and nine months of 2003, respectively.

Investments

During January – September 2003 the total amount of investments made by Lietuvos Telekomas' Group was LTL 40 million (LTL 174 million in 2002).

On 30 September 2003, the digitalisation rate of Lietuvos Telekomas' network reached 90.1 per cent (81.5 per cent a year ago) and the number of main lines per 100 inhabitants of Lithuania was 24.2 (28.7 a year ago). The total number of ISDN channels in service was more than 37 thousand, an increase by almost 16 per cent, year-on-year. During the year the number of total ADSL access connections more than doubled from 7,874 at the end of September 2002 to 16,509 at the end of September 2003.

In July, the largest subsidiary of Lietuvos Telekomas, UAB Comliet, completed an acquisition of 100 per cent of UAB Sonex Komunikacijos' shares. The Memorandum of Understanding between UAB Comliet and UAB Sonex Group concerning the acquisition of UAB Sonex Komunikacijos was signed on 13 January 2003. Another subsidiary of AB Lietuvos Telekomas, UAB Baltijos Informaciniu Duomenu Valdymo Centras, has established its subsidiary in Latvia, Baltic Data Center SIA.

Balance Sheet and Cash Flow

On 30 September 2003, the total assets of Lietuvos Telekomas' Group shrank to LTL 1,663 million due to high amortisation and depreciation charges and low investments. The shareholders' equity decreased to LTL 1,145 million due to recorded net loss for the third quarter of 2003. The net debt continuously decreased to LTL 115 million (30 September 2003) from LTL 178 million (30 June 2003) due to redemption of some bonds, repayment of loans and healthy cash flow. As a result, the net debt to equity ratio dropped to 10 per cent. On 29 August 2003, the Company exercised its early redemption option and redeemed its 12 million litas bonds that were issued in October 2000.

During the nine months of 2003 the net cash flow from operating activities was LTL 265 million (LTL 339 million during the same period a year ago). The cash flow after investing activities was LTL 233 million (LTL 182 million in 2002). An amount of LTL 117 million was used for repayment of the loans and LTL 47 million for payout of dividends for the year 2002. Overall, during the nine months of 2003 cash and cash equivalents of Lietuvos Telekomas' Group increased by LTL 68 million.

Management Change

After Tapio Paarma, General Manager of AB Lietuvos Telekomas from 8 July 1998, resignation from his position as of 30 April 2003, Kjell-Ove Blom temporary took the lead of the Company from 1 May 2003. On 25 September 2003, the Board of AB Lietuvos Telekomas appointed Arunas Siksta as a new General Manager of AB Lietuvos Telekomas from 2 January 2004.

On 7 October 2003, the Board appointed Stefan Albertsson as Company's Chief Officer Marketing and Sales from 3 November 2003. This position was established during the reorganisation of Lietuvos Telekomas' management structure in June 2003.

AB Lietuvos Telekomas

Jan-Erik Elserius
Director of the Finance Department, CFO
+370 686 1 33 33
e-mail: elserius@telecom.lt

For further information please contact:

Darius Dziaugys
Senior Specialist, Investor Relations
+370 5 236 78 78
e-mail: darius.dziaugys@telecom.lt

About AB Lietuvos Telekomas

AB Lietuvos Telekomas, a Lithuanian telecommunications company, is listed on the National Stock Exchange of Lithuania (NSEL ticker: LTEL) and London Stock Exchange (LSE ticker: LITD). The Company provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other services. From 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

AB Lietuvos Telekomas is a consolidated subsidiary of TeliaSonera AB via its fully owned subsidiary Amber Teleholding A/S (reg. in Denmark) that holds 60 per cent of Lietuvos Telekomas' shares. As of 30 September 2003, 9.03 per cent of the Company's shares were owned by the State of Lithuania, 4.67 per cent of the shares are Treasury Stocks held by UAB Lintkom, a subsidiary of AB Lietuvos Telekomas.

Lietuvos Telekomas' Group consists of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Comliet (100 per cent), UAB Lietuvos Telekomo Verslo Sprendimai (100 per cent), UAB Lintel (100 per cent), UAB Lintkom (100 per cent), UAB Baltijos Informaciniu Duomenu Valdymo Centras (60 per cent), UAB Voicecom (60 per cent), UAB Verslo Portalas (30 per cent) and UAB TietoEnator Consulting (26 per cent). Lietuvos Telekomas is a sole founder of the fully controlled non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

More information about AB Lietuvos Telekomas is available on the website: http://www.telecom.lt

AB Lietuvos Telekomas' Group
Profit (Loss) Statement
(in thousand of litas)

unaudited

	July-September 2003	July-September 2002	January-September 2003	January-September 2002
Revenues	197,488	237,654	605,402	729,168
Expenses	(97,479)	(106,825)	(307,817)	(339,712)
EBITDA	100,009	130,829	297,585	389,456
Depreciation, amortisation and impairment charge	(127,394)	(93,732)	(306,494)	(289,665)
Gain on sales of investments	–	--	–	7,016
Operating profit	(27,385)	37,097	(8,909)	106,807
Finance costs, net	(5,849)	(8,274)	(21,859)	(29,037)
Share of result before tax of associates	208	153	564	171
Profit before profit tax	(33,026)	28,976	(30,204)	77,941
Profit tax	5,251	(7,928)	4,611	(18,233)
Group profit before minority interest	(27,775)	21,048	(25,593)	59,708
Minority interest	(351)	(348)	(1,369)	(482)
NET PROFIT	(28,126)	20,700	(26,962)	59,226
Earning per share (LTL)	(0.0362)	0.0266	(0.0347)	0.0762

AB Lietuvos Telekomas' Group
Balance Sheet
(in thousand of litas)

unaudited

	30 September 2003	31 December 2002	30 September 2002 (a)
Non-current assets			
Property, plant and equipment	1,191,285	1,423,286	1,456,354
Intangible assets	155,612	202,113	209,102
Prepayments for non-current assets	187	142	154
Investments	1,193	879	783
Other non-current assets	78	68	69
Total	1,348,355	1,626,488	1,666,462
Current assets			
Inventories	9,895	4,111	2,920
Assets held for sale	9,762	10,192	27,638
Receivables, prepayments and accrued revenue	140,472	150,193	178,104
Trading investments	1,980	1,287	1,232
Cash and cash equivalents	152,150	83,759	46,929
Total	314,259	249,542	256,823
TOTAL ASSETS	1,662,614	1,876,030	1,923,285
Shareholders' equity	1,144,944	1,218,541	1,210,754
Minority interest	3,429	2,354	1,996
Non-current liabilities			
Borrowings	18,144	194,230	289,009
Deferred tax liabilities	84,242	113,844	124,077
Grants	12,481	14,492	14,964
Total	114,867	322,566	428,050
Current liabilities			
Borrowings	248,897	178,799	121,819
Trade, other payables and accrued liabilities	150,477	153,770	160,666
Total	399,374	332,569	282,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,662,614	1,876,030	1,923,285

NOTE. (a) Due to changed principles of accounting payments for international operators, accrued revenue for an amount of 31,352 thousand of Litas were netted against accrued liabilities in the balance sheet of 30 September 2002.

AB Lietuvos Telekomas' Group
Cash Flow Statement
(in thousand of litas)

unaudited

	January-September 2003	January-September 2002
Operating activities		
Net profit for period	(26,962)	59,226
Profit tax	(4,611)	18,233
Minority interest	1,369	482
Share of result before tax of associates	(564)	(171)
Depreciation and amortisation and impairment charge	306,494	289,665
Provision and write off of doubtful accounts receivable	2,461	11,473
Profit of sale of property, plant and equipment	(2,329)	(1,270)
Gain on sale of investment	-	(7,016)
Write-off of property, plant and equipment	1,987	1,177
Change in restructuring provision	1,948	(8,951)
Interest income	(917)	(364)
Interest expenses	19,756	25,717
Other non-cash items	828	(6,121)
Changes in working capital:		
Inventories and assets held for sale	(5,567)	1,659
Trade and other accounts receivable	10,418	18,302
Trading investments	(693)	-
Trade and other accounts payable and deferred revenue	(14,463)	(35,579)
Cash generated from operations	289,185	366,462
Interest paid	(24,050)	(27,610)
Net cash from operating activities	265,135	338,852
Investing activities		
Purchase of property, plant and equipment and intangible assets, net	(32,756)	(161,009)
Change in prepayments for tangible fixed assets	(45)	(123)
Investments into subsidiaries, net of cash acquired	(691)	4,254
Dividends received form associates	162	-
Interest received	917	364
Net cash used in investing activities	(32,413)	(156,514)
Financing activities		
Changes in borrowings, net	(117,406)	(97,861)
Dividends paid to Group shareholders	(46,609)	(85,450)
Dividends paid to minority shareholders	(316)	-
Net cash used in financing activities	(164,331)	(183,311)
Increase (decrease) in cash and cash equivalents	68,391	(973)
Movement in cash and cash equivalents		
At start of the period	83,759	47,902
Increase (decrease) during the period	68,391	(973)
At end of the period	152,150	46,929

Consolidated Cash Flow Statements of Lietuvos Telekomas' Group (in thousand of Litas)

	January-September 2003	January-September 2002
Operating activities		
Net profit for period	(26,962)	59,226
Profit tax	(4,611)	18,233
Minority interest	1,369	482
Share of result before tax of associates	(564)	(171)
Depreciation and amortisation and impairment charge	306,494	289,665
Provision and write off of doubtful accounts receivable	2,461	11,473
Profit of sale of property, plant and equipment	(2,329)	(1,270)
Gain on sale of investment	-	(7,016)
Write-off of property, plant and equipment	1,987	1,177
Change in restructuring provision	1,948	(8,951)
Interest income	(917)	(364)
Interest expenses	19,756	25,717
Other non-cash items	828	(6,121)
Changes in working capital:		
Inventories and assets held for sale	(5,567)	1,659
Trade and other accounts receivable	10,448	18,302
Trading investments	(693)	-
Trade and other accounts payable and deferred revenue	(14,463)	(35,579)
Cash generated from operations	289,185	366,462
Interest paid	(24,050)	(27,610)
Net cash from operating activities	265,135	338,852
Investing activities		
Purchase of property, plant and equipment and intangible assets, net	(32,756)	(161,009)
Change in prepayments for tangible fixed assets	(45)	(123)
Investments into subsidiaries, net of cash acquired	(691)	4,254
Dividends received form associates	162	-
Interest received	917	364
Net cash used in investing activities	(32,413)	(156,514)
Financing activities		
Changes in borrowings, net	(117,406)	(97,861)
Dividends paid to Group shareholders	(46,609)	(85,450)
Dividends paid to minority shareholders	(316)	-
Net cash used in financing activities	(164,331)	(183,311)
Increase (decrease) in cash and cash equivalents	68,391	(973)
Movement in cash and cash equivalents		
At start of the period	83,759	47,902
Increase (decrease) during the period	68,391	(973)

Key figures of Lietuvos Telekomas' Group (in thousand of Litas)

	January - September 2003 (a)	January - September 2002	Change (%)
Revenue	605,402	729,168	-17.0
EBITDA	297,585	389,456	-23.6
EBITDA margin (%)	49.2	53.4	
Depreciation, amortisation and impairment charge	306,494	289,665	5.8
Operating profit (EBIT)	(8.909)	106,807	-108.3
Operating profit EBIT margin (%)	-1.5	14.6	
Financial income and expenses, net	(21,859)	(29,037)	-24.7
Profit before profit tax	(30,204)	77,941	-138.8
Net profit	(26,962)	59,226	-145.5
Net profit margin (%)	-4.5	8.1	
Cash provided by operating activities	265,135	338,852	-21.8
Number of personnel at the end of period	3693	4685	-21.2
Earning per share (in litas)	(0.0347)	0.0762	
Average number of shares at the end of period (in thousand) (b)	776,818	776,818	
Number of fixed lines in service	835,677	994,831	-16.0
Penetration of lines per 100 residents (%) (c)	24.2	28.7	-15.7
Digitisation rate (%)	90.1	81.5	10.5
Number of lines per full time employee, related to fixed telephony	275	255	7.8

NOTES: (a) Comparable operating profit (EBIT) (excluding the impairment charge of LTL 41.5 million) for the nine months of 2003 was LTL 33 million, comparable operating profit (EBIT) margin was 5,4 per cent, comparable profit before profit tax was LTL 11 million, comparable net profit amounted to LTL 8 million, comparable net profit margin was 1,4 per cent; (b) excluding treasury stocks held by UAB Lintkom; (c) calculated on the basis of the following population: on 30 September 2002 – 3,466 thousand, on 30 September 2003 – 3,453 thousand.
EBITDA – earnings before interest, tax, deprecation and amortisation
EBIT – earning before interest and tax

Revenue

The total consolidated Group's revenue in the third quarter of the year 2003 decreased by LTL 6.5 million or 3.2 per cent compared with the total revenue for the second or first quarter of the current year. Usually, the revenue for July-September is influenced by lower activity of business customers during the summer time.

Revenue from fixed-line telephony services for the third quarter of 2003 compared with the revenue for the second quarter of 2003 decreased by 2.7 per cent, exactly at the same pace as the number of main lines in service. During July – September the number of main lines in service (net after disconnections and new connections) decreased by 23.5 thousand or 2.7 per cent. The number of disconnected lines during the third quarter was lower than in the previous quarters and amounted to 33.6 thousand (41.8 thousand for the second quarter of 2003). Number of newly installed lines was above 10 thousand (8.5 thousand for the second quarter).

Revenue from fixed-line telephony services for nine months of 2003, compared with the same period a year ago, decreased by 25 per cent, while number main lines used in services declined by 16 per cent (from 995 thousand to 836 thousand). It should be noted that during the year (comparing with 30 September 2002) almost all tariffs for fixed-line telephony services were reduced significantly: tariffs for calls from Lietuvos Telekomas' fixed-line network to mobile networks of Omnitel and Bite GSM were cut almost by half, tariffs for international calls to most popular destination went down by around 30 per cent. From 1 September 2003 the Company reduced off-peak tariffs for local calls by 63 per cent to 0.03 litas and long distance domestic calls by 70 per cent to 0.09 litas. The new line installation fee from 1 September until the end of the year 2003 is reduced from 250 to 1 litas.

Breakdown of the Groups' revenue (reclassified in the first quarter of 2003, in thousand of litas)

	Third Quarter		Change	Nine months		Change
	2003	2002		2003	2002	
Fixed-line Telephony Services	147,919	196,378	-24.7%	458,530	610,970	-25.0%
Internet and Data Communication Services	33,120	29,587	11.9%	98,320	88,932	10.6%
Other Services	16,449	11,689	40.7%	48,552	29,266	65.9%
Total	**197,488**	**237,654**	**-16.9%**	**605,402**	**729,168**	-17.0%

As of 30 September 2003, the number of subscribers using one of the payment plans reached 357 thousand (308 thousand as of 30 June 2003) representing 43 per cent of all main lines in service. From July, the Company is offering the Minimum payment plan that provides customers with 23 free minutes of local and long-distance calls for a basic monthly subscription fee of 23 litas. In August, Lietuvos Telekomas launched a new *Country* payment plan for business customers. From October, the users of the new international calls payment plan, *World*, will make calls to fixed-line networks of the U.S.A. and EU countries at only 0.49 litas per minute (around 35 per cent of the price one year ago).

During the third quarter the Company continued to reduce its tariffs. In July, Lietuvos Telekomas cut its international call tariffs to 11 countries by up to 52 per cent. In September, the Company reduced its part of the tariff for calls from fixed-line to all Lithuanian mobile networks. Therefore the off-peak time tariff was reduced by 41 per cent. Also, Lietuvos Telekomas and Bite GSM reached an agreement to reduce the interconnection fee, so end-user's tariffs for calls from Lietuvos Telekomas' network to the mobile network of Bite GSM were reduced by nearly a third. Lower tariffs for calls from fixed to mobile networks resulted in an increase of the fixed-to-mobile traffic.

Revenue from internet and data communication (including leased lines) services for the third quarter remained almost at the same level as for the second quarter of 2003. During the third quarter the Company continued to put its best efforts in making the access to the internet more affordable to a wider range of the population. From 1 September 2003, Internet dial-up service, *Atviras Takas*, off-peak time tariff was reduced by 77 per cent. Also, the Company improved offers to the subscribers of the DSL-based technology internet access services without changing the service price. Now the subscribers of *Takas iD* are provided with twice as much free hours of internet access and *DSL Takas* users are offered a two times higher download rate. In September, Lietuvos Telekomas also offered a new ADSL technology-based internet service package for business customers, *DSL Takas 40*.

Compared with the nine months of 2002, an increase in the revenue from other services during the nine months of 2003 was mainly driven by growing activities of the largest subsidiary of

Lietuvos Telekomas, UAB Comliet Group, in the area of construction and maintenance of telecommunications and low voltage networks. A noticeable contribution came from IT infrastructure services provided by UAB Baltijos Informaciniu Duomenu Valdymo Centras that started its activities in June 2002.

Expenses

The total operating expenses for the nine months of 2003 went down by 9.4 per cent over the total operating expenses for the nine months of 2002, in spite of additional employee redundancy expenses and provisions of LTL 15.6 million incurred during January - September of 2003. During the third quarter of 2003 Lietuvos Telekomas' Group continued to downsize the number of staff. As of 30 September 2003 the total number of employees (headcounts) was 3,693 (30 June 2003: 4,064) and the number of employees recalculated into the equivalent of full-time employees was 3,531 (30 June 2003: 3,913). In June, the Board of AB Lietuvos Telekomas decided that the number of equivalent full-time employees should stand at 3,400 by the end of 2003.

Regulation of the number of employees allowed the Company to maintain its high efficiency. As of 30 September 2003, the number of main lines per one full-time employee in the core business was 275, while a year ago this figure stood at 255.

Due to lower revenue level EBITDA for the third quarter of 2003 amounted to LTL 100 million, a decrease by 23.6 per cent compared with EBITDA for the third quarter of 2002, but still EBITDA margin for the third quarter of 2003 was 50.6 per cent. EBITDA (including the total redundancy expenses of LTL 15.6 million) for the nine months of 2003 was LTL 298 million (LTL 389 million a year ago) and EBITDA margin stood at 49.2 per cent.

Impairment charge

In the third quarter of 2003, Lietuvos Telekomas' Group revaluated all of its assets (including buildings, telecommunication equipment, plants and other property) in order to show the real value of its assets. As a result of this revaluation, the real value of the Group's buildings was reduced by LTL 10 million (difference between market value and book value of the buildings) and the effective value of the Group's other assets (their ability to generate revenue) was reduced by LTL 31.5 million. Overall, Lietuvos Telekomas' Group showed an impairment charge of LTL 41.5 million in its profit (loss) statement.

Net Result

Due to the additional impairment charge of LTL 41.5 million, the Company's operating profit for the third quarter and nine month of 2003 was negative, in spite of reduced depreciation and amortisation charges by 8.5 per cent compared with the same periods a year ago. Comparable operating profit (excluding the impairment charge) for July - September 2003 was LTL 14 million and comparable operating profit for the nine months of 2003 was LTL 33 million. The financial activities expenses compared with the same periods of 2002 went down by 29.3 per cent for the third quarter of 2003 and 24.7 per cent for the nine months of 2003.

As a result, the actual profit before profit tax for the third quarter of 2003 was a loss of LTL 33 million (comparable profit before profit tax was LTL 8 million) and profit before profit tax for January - September of 2003 was negative too and amounted to LTL 30 million (comparable profit before profit tax was LTL 11 million).

Impairment charge had a positive effect on profit tax calculation, therefore actual net loss for the third quarter and nine months of 2003 was LTL 28 million and LTL 27 million, respectively. Comparable net profit (excluding impairment charge) amounted to LTL 7 million and LTL 8 million for the third quarter and nine months of 2003, respectively.

Investments

During January – September 2003 the total amount of investments made by Lietuvos Telekomas' Group was LTL 40 million (LTL 174 million in 2002).

On 30 September 2003, the digitalisation rate of Lietuvos Telekomas' network reached 90.1 per cent (81.5 per cent a year ago) and the number of main lines per 100 inhabitants of Lithuania was 24.2 (28.7 a year ago). The total number of ISDN channels in service was more than 37 thousand, an increase by almost 16 per cent, year-on-year. During the year the number of total ADSL access connections more than doubled from 7,874 at the end of September 2002 to 16,509 at the end of September 2003.

In July, the largest subsidiary of Lietuvos Telekomas, UAB Comliet, completed an acquisition of 100 per cent of UAB Sonex Komunikacijos' shares. The Memorandum of Understanding between UAB Comliet and UAB Sonex Group concerning the acquisition of UAB Sonex Komunikacijos was signed on 13 January 2003. Another subsidiary of AB Lietuvos Telekomas, UAB Baltijos Informaciniu Duomenu Valdymo Centras, has established its subsidiary in Latvia, Baltic Data Center SIA.

Balance Sheet and Cash Flow

On 30 September 2003, the total assets of Lietuvos Telekomas' Group shrank to LTL 1,663 million due to high amortisation and depreciation charges and low investments. The shareholders' equity decreased to LTL 1,145 million due to recorded net loss for the third quarter of 2003. The net debt continuously decreased to LTL 115 million (30 September 2003) from LTL 178 million (30 June 2003) due to redemption of some bonds, repayment of loans and healthy cash flow. As a result, the net debt to equity ratio dropped to 10 per cent. On 29 August 2003, the Company exercised its early redemption option and redeemed its 12 million litas bonds that were issued in October 2000.

During the nine months of 2003 the net cash flow from operating activities was LTL 265 million (LTL 339 million during the same period a year ago). The cash flow after investing activities was LTL 233 million (LTL 182 million in 2002). An amount of LTL 117 million was used for repayment of the loans and LTL 47 million for payout of dividends for the year 2002. Overall, during the nine months of 2003 cash and cash equivalents of Lietuvos Telekomas' Group increased by LTL 68 million.

Management Change

After Tapio Paarma, General Manager of AB Lietuvos Telekomas from 8 July 1998, resignation from his position as of 30 April 2003, Kjell-Ove Blom temporary took the lead of the Company from 1 May 2003. On 25 September 2003, the Board of AB Lietuvos Telekomas appointed Arunas Siksta as a new General Manager of AB Lietuvos Telekomas from 2 January 2004.

On 7 October 2003, the Board appointed Stefan Albertsson as Company's Chief Officer Marketing and Sales from 3 November 2003. This position was established during the reorganisation of Lietuvos Telekomas' management structure in June 2003.

IV. MATERIAL EVENTS IN THE ISSUER'S ACTIVITY

11. Material events in the Issuer's activity.

On 7 July 2003, the Company announced that UAB Baltijos Informaciniu Duomenu Valdymo Centras, a subsidiary of AB Lietuvos Telekomas, has established its subsidiary Baltic Data Center SIA in Latvia.

On 29 July 2003, the Company announced that UAB Comliet, a subsidiary of AB Lietuvos Telekomas, acquired all shares of UAB Sonex Komunikacijos from UAB Sonex Grupe.

On 30 July 2003, the Board of AB Lietuvos Telekomas decided to authorise General Manager of the Company, Kjell-Ove Blom, to undersign all the documents related to the early redemption of 12 per cent coupon 12 million Litas bond on 29 August 2003 and execute other related actions.

On 30 July 2003, the Board of AB Lietuvos Telekomas approved unaudited financial statements of AB Lietuvos Telekomas' Group for the first half of 2003 prepared according to International Accounting Standards. Consolidated net profit of Lietuvos Telekomas' Group for the first half of 2003 was LTL 1,164 thousand, consolidated revenue - LTL 407,914 thousand.

On 29 August 2003, AB Lietuvos Telekomas redeemed all 12,000 ten-year book-entry registered bonds, par value 1,000 litas each (Lithuanian Securities Commission Securities' Registration Act No. AB-4791 dated 28 September 2000, Securities' Registration No. A54011422) paying 1,146.07 litas for each bond. On 12 October 2000, for non-public circulation AB Lietuvos Telekomas placed an issue of 12 million litas bond with an annual coupon of 12 per cent. An early redemption option (final redemption of the bonds was set on 13 October 2010) was provided in the Information Memorandum of the Company's ten-year bonds issue.

On 25 September 2003, the Board of AB Lietuvos Telekomas approved a request of Kjell-Ove Blom, General Manager of the Company, for resignation from the position of General Manager of AB Lietuvos Telekomas as of 31 December 2003 and appointed Arunas Siksta as a new General Manager of AB Lietuvos Telekomas from 2 January 2004.

On 2 October 2003, the Board of AB Lietuvos Telekomas approved the member list of the Company's Audit and Remuneration committees. The approved member list of the Audit committee includes the following members of the Board of AB Lietuvos Telekomas: Matti Hyyrynen, Timo Virtenen and Kennet Radne. The approved member list of the Remuneration committee includes the following members of the Board of AB Lietuvos Telekomas: Gintautas Zintelis, Andrius Sukys and Morgan Ekberg. The Board approved the transfer all the shares of UAB Lintkom owned by AB Lietuvos Telekomas to UAB Lintel.

On 7 October 2003, the Board of AB Lietuvos Telekomas appointed Mr Stefan Albertsson to the position of the Company's Chief Marketing and Sales Officer from 3 November 2003.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, National Stock Exchange of Lithuania, Lietuvos Rytas daily, Baltic News Service and posted on the Company's internet page www.telecom.lt.